Exhibit 99.1

RoyaLand (RLNDF) Announces Four-Season Sponsorship for Savoia Calcio

Naples, Italy and Hamilton, Bermuda – September 29, 2026 – The RoyaLand Company Ltd. (the “Company” or “RoyaLand”) (OTCQB: RLNDF), a Bermuda holding company focused on creating immersive, fantasy-based royalty-themed games as well as ownership and growth of its Italian professional football club Savoia 1908 FC (“Savoia” or the “Club”), today announced that Savoia has been wearing Nike since the first match of the 2026/2027 season, under an agreement with GTeamGWear, one of the leading Italian distributors of prestigious sports brands operating at a European level, including Nike, that runs for four seasons, through the 2029/2030 campaign.

An Important Sponsorship

The agreement marks a significant step for Savoia as the Club continues to progress in Italian professional football, bringing one of the most recognized names in sport to its kit for the first time. Since the season’s opening match, Savoia’s players have taken the field in Nike-branded training and match apparel, aligning the Club’s on-pitch identity with a global sporting brand as it builds toward its long-term ambitions.

Delivered Through GTeamGWear

The sponsorship has been formalized through GTeamGWear, Nike’s authorized distributor for the agreement, and one of the principal Italian distributors operating at the European level in the sports sector. GTeamGWear works with prestigious sports brands, including Nike, to bring their products to clubs and organizations across Europe, and will serve as Savoia’s sponsor in delivering Nike apparel and equipment for the four-season term of the agreement.

A Milestone for the Club’s Growing Identity

For Savoia, the Nike sponsorship represents another milestone in the Club’s development since its return to professional football, complementing its sporting progress on the pitch with a strengthened brand presence off it. The Club considers the agreement an important step in building a modern, professional identity befitting its history and its ambitions for the years ahead.

One of the Savoia 1908 26-27 kits.

A Brand on the Rise

“This agreement represents tangible evidence of the strength, prestige, and growing relevance of the Savoia brand. Today, the value of our brand is comparable, in terms of importance and potential, to that of clubs competing in Serie A. This is not simply our own assessment, but a conclusion supported and certified by a consultancy conducted by Deloitte in May 2026. Seeing the historic Savoia crest alongside Nike, one of the most prestigious and internationally recognized brands in the world of sport, is a source of great pride for us. It is also confirmation of the growth path we are pursuing and of the stature that Savoia is progressively reclaiming.”

-	General Manager and Chief Operating Officer of Savoia, Nazario Matachione.

About The RoyaLand Company Ltd.

The RoyaLand Company Ltd. is a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed game called The Royal.Land as well as mobile and other games, and ownership and growth of its Italian professional football club Savoia 1908 FC. The Company is actively focused on developing what it believes to be a novel, interactive and immersive game based on a player-empowered design. This game is expected to feature proprietary digital avatars and provide opportunities to players to earn in-game reward currency, build virtual land, and own their online assets while enhancing all of these features with premium incremental in-game content. Bridging the virtual video game world and terrestrial soccer, Savoia 1908 FC has also completed a tournament season for its eSports team competing in EA Sports FC™ online matches.

The Royal.Land and the management and development of Savoia 1908 FC are being conducted in collaboration with the Company’s founder and CEO Prince Emanuele Filiberto di Savoia — the grandson of the last King of Italy — as well as seven other royal families and families with legal, hereditary or historically based claims to royal positions in Russia, Albania, France, Bulgaria, Yugoslavia, Lesotho (Africa), and Mecklenburg (Germany). The Royal.Land is intended to integrate these families’ first-hand historical perspectives to deliver an authentic and unique past-meets-future entertainment experience.

CONTACT:

investors@theroyal.land

www.TheRoyal.Land